FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004 (October 12, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K/A is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K/A contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K/A, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

This Form 6-K/A constitutes Amendment No. 1 to Ansell Limited’s report on Form 6-K (the “Original Form 6-K”), which was filed with the Securities and Exchange Commission on October 12, 2004. This Amendment No.1 replaces the information provided in the Original Form 6-K.

Ansell Limited
A.B.N. 89 004 085 330
Level 3, 678 Victoria Street Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne Victoria 3001, Australia

Telephone (+613) 9270 7270 Facsimile (+613) 9270 7300 www.ansell.com

12 October 2004

SHARE BUY-BACK OFFER

The Chairman of Ansell, Dr Ed Tweddell, today announced the pricing formula for the previously announced Off-Market Share Buy-Back. He noted it had been established at an initial price of A$9.00 a share, a 2.2% premium (or A$0.19) to the weighted average price of the five trading days from September 29, 2004 through October 5, 2004. At A$9.00 a share, he noted that this was 15% higher than the price in August immediately before the Earnings release and indication that a Buy-Back was being considered.

The Buy-Back, which requires Shareholder approval at the Annual General Meeting on October 14, 2004, will be open for acceptances on that date, if approved.

The initial price will be adjusted up or down, during the acceptance period, by movements in the S&P/ASX200 Industrial Index. It is also subject to a maximum price of A$9.20 and a minimum price of A$8.70. The final price will be set on November 9, 2004 and the Buy-Back Offer will close on November 12, 2004, unless extended. Ansell expects that cheques will be mailed or net proceeds delivered to Shareholders, no later than November 26, 2004.

Australian, New Zealand, United Kingdom and American Shareholders are entitled to participate in the Buy-Back. Shareholders will have the ability to withdraw or vary acceptances during the offer period.

Dr Tweddell commented, “Given Ansell’s strong balance sheet and cash flows and the need to achieve a more efficient capital structure, your Board believes the Buy-Back is in the best interest of the Company. Shareholders will receive a copy of the Buy-Back Offer booklet shortly and I encourage all Shareholders to consider the offer carefully and where appropriate, seek professional advice as to whether they should accept the offer.”

This press release includes “forward-looking statements” (within the meaning of the United States Securities Exchange Act of 1934, as amended) and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. These forward-looking statements relate to our expectations and beliefs regarding future events, including, but not limited to, statements relating to the timing of opening of acceptances and closing of the Buy Back; the setting of the final purchase price; expectations for the timing of payment of the purchase price; the ability of holders to withdraw or vary their acceptances; beliefs regarding the best interests of Ansell shareholders and the receipt by shareholders of the Buy Back booklet; all of which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We believe that a number of important factors, risks and uncertainties could cause our actual results to differ from statements made in this release, including, without limitation, fluctuating foreign currency exchange rates, market acceptance and participation in the offer, satisfaction of the conditions in the offer, completion of the offer, and other risk factors detailed in our filings with the SEC and ASX. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, planned for, estimated, expected or projected.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140749 Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 12,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GROUP TREASURER

Date: October 12, 2004